August 23, 2024

Kenneth Teck Chuan Tan
Chief Executive Officer
BeLive Holdings
26A Ann Siang Road
#03-00
Singapore 069706

       Re: BeLive Holdings
           Amendment No. 1 to Registration Statement on Form F-1
           Filed on August 15, 2024
           File No. 333-280739
Dear Kenneth Teck Chuan Tan:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1
General

1. To the extent that the resale offering will not take place until the ordinary shares are listed on Nasdaq, please make this clear on the public offering prospectus cover page. As currently drafted, it appears that the primary and resale offering are part of the same firm commitment offering and will be conducted simultaneously. In addition, please remove the statement on the resale prospectus cover page stating that prior to the offering there has been no public market for the ordinary shares, as at the time shares are sold in the resale offering the primary offering will be complete and there will already be a public market for the shares.
 August 23, 2024
Page 2

       Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Matthew Derby at 202-551-3334 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Henry Schlueter